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             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                             WAIVER OF PAYMENT RIDER

This rider is a part of the policy to which it is attached if it is shown in the specification pages of the policy. The insured under the policy is the insured under this rider.




BENEFIT - While the insured is totally disabled, we will add to the policy value the waiver of payment benefit. This benefit is the larger of:

-    the amount shown in the specifications page; or

- the minimum monthly payment for the face amount covered by this rider during a period when the minimum monthly payment applies; or

- the monthly insurance charges applicable to the face amounts and other riders covered by this rider.

The waiver of payment benefit is subject to:
-    our receipt of due proof of such total disability; and
-    evidence the total disability:
     - began while this rider was in force; and
     - began before the policy anniversary
       nearest age 65; and
     - has continued for at least 4 months; and
-    the other terms and conditions of this rider.

The benefit will begin with the policy month following the date total disability begins or the policy anniversary nearest age 5, if later. The benefit will not be provided for any period more than one year prior to the date we receive written notice of claim. We will credit the policy value with any benefit which applies to the time during which benefits are payable.

Each monthly benefit will be allocated in accordance with the payment allocation in effect on the date each benefit is credited to the policy value.

If the insured's total disability occurs before the policy anniversary nearest age 60, the benefit will end when total disability ends. If the total disability occurs on or after the policy anniversary nearest age 60, the benefit will continue during such total disability but not beyond the policy anniversary nearest age 65 or two years, whichever is longer.

Benefits will cease on the next monthly processing date following the end of a period of total disability.

DEFINITIONS OF TOTAL DISABILITY - Total disability means the insured is unable to engage in an occupation as a result of disease or bodily injury. "Occupation" means attendance at school if the insured is not old enough to legally end his or her formal education. Otherwise "occupation" means:

- during the first 60 months of disability, the occupation of the insured when such disability began; and

- thereafter, any occupation for which the insured is or becomes reasonably fitted by training, education or experience.

Total loss of the following as a result of disease or bodily injury shall be deemed total disability:

-    speech;
-    hearing in both ears; or
-    the sight of both eyes; or
-    the use of both hands; or
-    the use of both feet; or
-    the use of one hand and one foot.

RISKS NOT COVERED - No benefit will be provided if total disability results, directly or indirectly, from:

- an act of war, whether such war is declared or undeclared, and the insured is a member of the armed forces of a country or combination of countries; or
- any bodily injury occurring or disease first manifesting itself prior to the date of issue of this rider. However, no claim for total disability commencing after two years from the date of issue will be denied on the ground that the disease or impairment not excluded from coverage by name or specific description existed prior to the date of issue of this rider.

NOTICE AND PROOF OF CLAIM - Written notice of claim must be sent to our Principal Office:

-    during the lifetime of the insured; and

-    while the insured is totally disabled; and

-    not later than 12 months after this rider terminates.

FORM 1074-86                           1


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Proof of claim must be sent to our Principal Office within 6 months of the notice of claim. Failure to give notice and proof within the time required will not void or reduce any claim if it can be shown that notice and proof were given as soon as was reasonably possible.

Proof of continued total disability must be furnished at our request. Failure to do so will end the benefit. Such proof will include an authorization to disclose facts concerning the insured's health, and may include medical exams of the insured conducted by physicians chosen by us. Such medical exams will be at our expense. After total disability has continued for 24 months, proof will not be required more than once a year, nor after the policy anniversary nearest age 65.

BENEFIT CHANGES - The benefit may be changed on written request. Any increase is subject to:

-    evidence of insurability;
- the insured must be under age 60 and insurable according to our underwriting rules; and
- payment to us of the amount needed to keep the policy in force if the surrender value is less than all charges due on the policy.

No increases, when added to the existing benefit, shall exceed the following limits:

               MAXIMUM BENEFIT TABLE

                             MONTHLY BENEFIT
             ATTAINED          PER $1,000
                AGE            FACE AMOUNT
               0-19              $1.00
               20-29              1.25
               30-39              2.00
               40-49              3.00
               50-54              4.00
           55 and above           5.50

The waiver of premium benefit will be reduced if it exceeds the maximum benefit after the face amount of the policy is reduced. The monthly benefit may not exceed the amount shown in the Maximum Benefit Table.

The effective date of the changed benefit will be the first monthly processing date on or after the date all conditions are met. The changed benefit will be shown in a supplementary specifications page. The charges for an increased benefit will be shown in a Supplemental Insurance Charge Table if the insured's underwriting class changes.

INCONTESTABILITY - Except for failure to pay the monthly insurance charges, this rider cannot be contested after the end of the following time periods:

- the initial benefit cannot be contested after the rider has been in force during the insured's lifetime and without the occurrence of the total disability of the insured for two years from the date of issue; and
- an increase in the benefit cannot be contested after the increased benefit has been in force during the insured's lifetime and without the occurrence of the total disability of the insured for two years from its effective date.

TERMINATION - This rider will terminate on the first to occur of:

-    the end of the grace period of a premium in default; or
-    the termination or maturity of the policy; or
- the day before the policy anniversary nearest age 65, except as provided in the Benefit provision; or
-    the end of the policy month following a request for termination.

RIDER CHARGE- Charges for this rider are paid as a part of the monthly insurance charges due under the policy.

The monthly charge is the waiver charge shown in the Insurance Charge Table multiplied by the greater of:

- the monthly insurance charges applicable to the face amount and other riders covered by this rider; or
-    one-half of the waiver of payment benefit shown in specifications page.


FORM 1074-86                           2


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                    Signed for the Company at Dover, Delaware







     Secretary                                                        President



FORM 1074-86                           3